

# Rimas Buinevicius · 2nd

Investment Banker / Executive Consultant / Board Member 🔷 Venture Capital / Private Equity / M&A

Madison, Wisconsin Area · 500+ connections · Contact info

M Barc Investment G Inc.

The University of Ch Booth School of Bus

**Providing services**

Leadership Development and Executive Coaching

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## Experience

### President

M Barc Investment Group, Inc.

2015 – Present · 5 yrs

Madison, Wisconsin Area

M Barc Investment Group, Inc. (mbarcinvest.com) is a FINRA, SEC registered broker dealer advising and assisting with the financing of early stage and emerging growth companies. The firm helps connect innovative companies to our network of accredited HNW individual and institutional investors, acting as agent for private placement transactions and advisor for strategic m&a.

**MBarc Investment Group, Inc.**

### Executive Search Partner

Patina Solutions

Feb 2020 – Present · 6 mos
Madison, Wisconsin Area

I joined Patina Solutions as an Executive Search Partner because I believe in the importance of hiring the best talent and the positive impact the right person can make on an organization. Patina executes on searches in a way that gives clients more flexibility and control – and in a more affordable way, with more urgency than most other search firms. I look forwar( ...see mor

### Member Board Of Directors
Rowheels, Inc.
Oct 2011 – Present · 8 yrs 10 mos
Madison, WI

Rowheels represents a new type of propulsion for manual wheelchairs. Pulling the handrim, as opposed to pushing, propels a Rowheels user forward. This ability is accomplished through special gearing and lightweight manufactured components that can be retrofitted to thousands of existing wheelchairs. www.rowheels.com

### Industry Advisor
Silverwood Partners
Apr 2012 – Present · 8 yrs 4 mos
Sherborn, MA

### Advisory Board Member
University of Wisconsin-Madison
Jun 2014 – Jun 2018 · 4 yrs 1 mo

Department of Electrical and Computer Engineering

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## Education

### The University of Chicago Booth School of Business
MBA, Business

### Illinois Institute of Technology
BSEE, Electrical Engineering

### University of Wisconsin-Madison
MSEE, Electrical Engineering

## Licenses & Certifications

**Blockchain Technologies: Business Innovation and Application**
Massachusetts Institute of Technology
Issued Oct 2018 · No Expiration Date

**Series 24**
Financial Industry Regulatory Authority (FINRA)
Issued Mar 2017 · No Expiration Date
Credential ID 6664220

**Series 63**
Financial Industry Regulatory Authority (FINRA)

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## Skills & Endorsements

**Start-ups** · 99+

Endorsed by **Lee Stogner, PMP and 12 others who are highly skilled at this**

Endorsed by **15 of Rimas' colleagues at University of Wisconsin-Madison**

**Entrepreneurship** · 97

Endorsed by **Robert Kohler and 6 others who are highly skilled at this**

Endorsed by **10 of Rimas' colleagues at University of Wisconsin-Madison**

**Strategic Partnerships** · 66

Endorsed by **Pam Miller and 2 others who are highly skilled at this**

Endorsed by **11 of Rimas' colleagues at University of Wisconsin-Madison**

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